Exhibit 99. D-2

RECENT DEVELOPMENTS

The information in this section supplements the information about the State contained in the State’s Annual Report for 2022 on Form 18-K filed with the SEC on June 30, 2023, as amended by the Form 18-K/A filed with the SEC on January 4, 2024 (the “Annual Report for 2022”). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2022, the information in this section supersedes and replaces such information. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report for 2022. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report for 2022 and any amendment and supplement thereto carefully.

Recent Economic Developments in Israel

During the first quarter of 2023, the State of Israel’s GDP grew by 2.6%, followed by 2.9% in the second quarter, and 1.8% in the third quarter (annual rate, seasonally adjusted, quarter on quarter).

The war in Gaza that started on October 7, 2023, has negatively affected various sectors of the Israeli economy and growth drivers such as private consumption. Subsequently, public consumption increased, somewhat mitigating the negative effects on growth. In the fourth quarter of 2023, GDP contracted by 19.4% (annual rate, seasonally adjusted, quarter on quarter). Based on preliminary data, Israel’s GDP increased by 2% in 2023 compared to 2022.

Public expenditure rose significantly as war costs increased security expenditure. Based on preliminary data, defense expenditure increased by approximately 1% of GDP from 2022 to 2023. Additionally, civil expenditure rose as the government-financed accommodations of civilians that were displaced within Israel. As a result, based on preliminary data, the deficit rose to 4.2% of GDP in 2023 and the general government debt-to-GDP ratio, or public debt-to-GDP ratio, for 2023 increased to 62.0%. Central government debt-to-GDP ratio for 2023 rose to 60.3%.

Israel’s consumer price index (CPI), at the year-end of 2023, had increased by an annual average of 4.2% and inflation (trailing 12 months) stood at 3.0%. The CPI as of January 2024 (trailing 12 months) was 2.6%, returning to the Bank of Israel’s preferred inflation target range of 1-3%.

Foreign currency reserves grew from $194.2 billion at the end of 2022 to $205 billion at the end of 2023.

The unemployment rate remained low throughout the war, with the rate at 3.2% in January 2024 (seasonally adjusted data). In October 2023, approximately 764,000 people (18% of the employed population) were absent from work due to reasons related to the war of which 139,000 were reservists, which decreased to 401,000 (9% of the employed population) in November 2023 of which 155,000 were reservists. The number of people absent from work due to reasons related to the war further decreased to roughly 285,000 (7% of the employed population) in December 2023 of which 149,000 were reservists and 180,000 (5% of the employed population) in January 2024 of which 112,000 were reservists. As of December 2023, 48% of businesses had 80% or more of their employees working and 14% of businesses had 20% or less of their employees working, a substantial improvement from October when the numbers were 24% and 37%, respectively.

After an initial negative impact, Israeli capital markets recovered, surpassing pre-war levels as of January 2024. On October 6, 2023, the Bank of Israel representative foreign exchange rate was NIS 3.8630 per USD 1.00. On February 26, 2024, it was NIS 3.6490 per USD 1.00. The Tel Aviv 125, an index representative of Israeli companies listed on the Tel Aviv Stock Exchange, increased by 5.96% between October 5, 2023, and February 25, 2024, while another index, the Tel Aviv 35, likewise increased 5.88% during the same period. Since Israel’s inclusion in the World Government Bond Index in 2020, foreign investor holdings of Israeli domestic bonds increased from 7.4% in 2020 to 13.9% as of December 2023.

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In December 2023, the Knesset approved an increase to the 2023 budget in the amount of approximately 1.4% of GDP to support increased civil and defense expenditure. In early February 2024, the Knesset approved the first of three bill readings for the FY 2024 Additional Budget. The FY 2024 Additional Budget is expected to be passed in March 2024. According to the preliminary budget, there is an expected increase in the debt-to-GDP ratio and the deficit relative to the initial 2024 budget passed in 2023. Additionally, public expenditure, including for civil and defense purposes, is expected to rise. The preliminary budget also includes additional revenue-raising policies.

On February 9, 2024, credit rating agency Moody’s Investors Service downgraded Israel’s credit rating to A2 from A1 and placed Israel’s outlook on Negative.

Israel expects high-tech, natural gas, and areas such as defense exports, among its highly-diversified economy, to continue contributing to growth in the future.

International Reaction

Israel has received support from key members of the international community, including many grassroots organizations and the Jewish diaspora.

The full impact of the war on Israel’s foreign relations is not yet clear. As of February 2024, some notable changes have taken place. Bolivia and Belize severed their diplomatic relations with Israel and other countries (including Chile, Colombia, South Africa, Turkey, Jordan and Chad) recalled their ambassadors for consultation. In late 2023, South Africa brought a case against Israel in the International Court of Justice. Israel recalled its ambassadors to Turkey and Spain due to inappropriate statements by the leaders of these countries.

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